# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INFINITY NATURAL RESOURCES, INC., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Class A common stock, par value $0.01 per share (the "Shares")
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508
Date of event which requires filing of this statement: 02/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002024579

## Reporting persons
- Jain Global LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 744,444; sole dispositive power 0; shared dispositive power 744,444; aggregate amount beneficially owned 744,444 (5.6% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 13,250,000 Shares outstanding after completion of the issuer's initial public offering (according to the issuer's Form 8-K as filed with the Securities and Exchange Commission on February 3, 2025).
- Jain Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 744,444; sole dispositive power 0; shared dispositive power 744,444; aggregate amount beneficially owned 744,444 (5.6% of the class)
- Robert Jain: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 744,444; sole dispositive power 0; shared dispositive power 744,444; aggregate amount beneficially owned 744,444 (5.6% of the class)

## Item 1. Issuer
Name of issuer: INFINITY NATURAL RESOURCES, INC.
Address of issuer's principal executive offices: 2605 Cranberry Square Morgantown, WV, 26508

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Jain Global LLC ("Jain Global"), a registered investment adviser, Jain Holdings LLC ("Jain Holdings"), and Mr. Robert Jain (collectively with Jain Global and Jain Holdings, the "Reporting Persons") with respect to the Shares owned by Jain Global Master Fund Ltd (the "Fund").

Jain Global is the investment manager for the Fund. Jain Holdings is the sole member of Jain Global. Mr. Jain is the Chief Executive Officer and Chief Investment Officer of Jain Global, and owns a controlling interest in Jain Holdings.

Each of the Reporting Persons disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Schedule 13G shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Shares covered by this Schedule 13G.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 510 Madison Avenue, New York, New York 10022.
Citizenship: Each of Jain Global and Jain Holdings is organized as a limited liability company under the laws of the State of Delaware. Mr. Jain is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 744,444
Percent of class: 5.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 744,444
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 744,444

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - power of attorney for Noah Goldberg

Exhibit 99.2 - joint filing agreement

## Signatures
- Jain Global LLC: /s/ Noah Goldberg, Noah Goldberg, Authorized Signatory (02/10/2025)
- Jain Holdings LLC: /s/ Noah Goldberg, Noah Goldberg, Authorized Signatory (02/10/2025)
- Robert Jain: /s/ Noah Goldberg, Noah Goldberg, attorney-in-fact* (02/10/2025)
Comment: * Noah Goldberg is signing on behalf of Robert Jain as attorney-in-fact pursuant to a power of attorney filed with the Securities and Exchange Commission attached hereto as Exhibit 99.1.